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                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                           For the month of May, 2004

                          Commission File No. 000-27476


                          CoolBrands International Inc.
                          -----------------------------
                 (Translation of registrant's name into English)

              8300 Woodbine Avenue, Markham, Ontario Canada L3R 9Y7
              -----------------------------------------------------
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F [ ] Form 40-F [X]

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)________

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)________

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_________





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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                     COOLBRANDS INTERNATIONAL INC.

Date: May 25, 2004                   By: /s/ Aaron Serruya
                                         --------------------------------------
                                         Name:  Aaron Serruya
                                         Title: Executive Vice President






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                                INDEX TO EXHIBITS

99.1 Press Release relating to authorization to distribute five new CoolBrands frozen snacks to the approximately 6,600 U.S. 7-Eleven convenience stores nationwide.

99.2 Press Release relating to correction of ice cream bars offered to U.S. 7-Eleven stores.



                        STATEMENT OF DIFFERENCES

The trademark symbol shall be expressed as..............................  'TM'
The registered trademark symbol shall be expressed as...................   'r'